First American Funds Board of Directors Meeting
June 25, 2004

Approval of Insurance Policies and Allocation of Premiums

Directors and Officers Professional Liabilitv Policy

RESOLVED, that the premiums to provide $45,000,000 of D&O/E&O coverage for the policy period ending June 30, 2005 be allocated to each Fund based upon each Fund’s proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by each of the Funds.

RESOLVED, FURTHER, that the Boards of Directors hereby find that such premiums are fair and reasonable, and that the participation in the joint liability insurance policy is in the best interest of the Funds.

Fidelity Bond Coverage

RESOLVED, that the proper officers be, and they hereby are authorized, upon expiration of the Fidelity Bond on behalf of each of the Funds, to execute a Joint Fidelity Bond with the other affiliated investment companies managed by USBAM, for the period ending, June 30, 2005 in an amount to be determined pursuant to the provisions of Rule 17g-l(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than their pro-rata share of premium based on relative asset size.

RESOLVED, FURTHER, that the filing with the Securities and Exchange Commission (the “SEC") of (i) a copy of the fidelity bond, (ii) a copy of the resolution of the Contract Review Committee of the Board of Directors recommending approval of the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, and (iii) a statement as to the period for which the premiums for such bonds have been paid, is hereby ratified and approved.

RESOLVED, FURTHER, that the officers of the Funds are hereby directed to:

(1)

File with the SEC within 10 days after execution of any amendment to any fidelity bond (i) a copy of the bond, as amended (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not “interested person,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, and (iii) a statement as to the period for which the premiums for such bond been paid;

(2)

File with the SEC, in writing, within five days after the making of a claim under any bond by the Funds, a statement of the nature and amount thereof;

(3)

File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under any bond of the Funds; and

(4)

Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of any bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, and (ii) the filing and settlement of any claims under any bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC.